EXHIBIT 1.02

Verint Systems Inc.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (this “Report”) of Verint Systems Inc. (the “Company,” “we,” “us,” or “our”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2013 to December 31, 2013 (the “Reporting Period”).
Statements in this Conflict Minerals Report (this “Report”), which express a belief, expectation or intention, as well as those that are not historical fact, are forward-looking statements, including statements related to our compliance efforts and expected actions identified under the “Additional Due Diligence and Risk Mitigation” section of this Report.  These forward-looking statements are subject to various risks, uncertainties, and assumptions, including, among other matters, our customers’ requirements to use certain suppliers, our suppliers’ responsiveness and cooperation with our due diligence efforts, our ability to implement improvements in our conflict minerals program and our ability to identify and mitigate related risks in our supply chain. If one or more of these or other risks materialize, actual results may vary materially from those expressed. For a more complete discussion of these and other risk factors, see our other filings with the Securities and Exchange Commission (“SEC”), including our Annual Report on Form 10-K for the year ended January 31, 2014.  We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report, and we undertake no obligation to update or revise any forward-looking statement, except to the extent required by applicable law.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations, including the operations of our consolidated subsidiaries, may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”), including certain components or parts included within the following products or product lines from each of our operating segments:

Enterprise Intelligence Solutions	Communications and Cyber Intelligence Solutions	Video and Situation Intelligence Solutions

Audiolog	Focal-Info	Edge Devices: Video Encoders, IP Cameras
Impact 360	Reliant	Network Video Recorders
Star-Gate
Vantage Broadway
Tactical Intelligence Solutions

As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period, which we refer to as the “Subject Minerals,” to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in this Report, which is publicly available at http://www.verint.com/about/corporate-responsibility/index.html. The content on any web site referred to in this Report is not incorporated by reference into this Report unless expressly noted.

A.	Our Due Diligence Process
We have conducted a good faith RCOI regarding the Subject Minerals. This good faith RCOI was reasonably designed to determine whether any of the Subject Minerals originated in the Covered Countries and whether any of the Subject Minerals may be from recycled or scrap sources, in accordance with Form SD and related guidance provided by the SEC. We also exercised due diligence on the source and chain of custody of the Subject Minerals. Our due diligence measures have been designed to conform to the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidelines”).
RCOI
Our global supply chain is complex. Because we do not purchase conflict minerals directly from mines, smelters or refiners, there are many third parties in the supply chain between us and the original sources of conflict minerals. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. In light of these and other challenges, we engaged a third party supply chain due diligence service provider (the "Facilitator") to assist in certain aspects of the RCOI.
Prior to and throughout the Reporting Period, we worked to identify suppliers and/or manufacturers that we believed could potentially provide components or parts containing conflict minerals that were incorporated into our products. In order to identify the suppliers and/or manufacturers that would be included within the scope of the RCOI, we began with our enterprise-wide list of products (broken down into their respective components and parts) that were sold during the Reporting Period, then we eliminated all software, packaging, and labeling components or parts. Then, using our internal bills of materials and manufacturers list, we further narrowed this list to include only those components and parts that contained or were likely to contain conflict minerals that were necessary to the functionality or production of the product(s) into which such components and parts were incorporated. From this refined components and parts list, we were then able to identify the individual suppliers and/or manufacturers who provided one or more of those components or parts. As a result of this process, we identified 533 direct suppliers and/or manufacturers (collectively, the “Covered Suppliers”) that we believed could potentially provide materials containing conflict minerals that were incorporated into our products.
In October, 2013, with the assistance of the Facilitator, we sent notices to all of the Covered Suppliers that: (i) described the reporting obligations imposed by Form SD and the SEC regarding conflict minerals; (ii) requested information regarding the presence and sourcing of conflict minerals used in the products supplied to us and that were incorporated into our products during the Reporting Period using the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”); and (iii) provided step-by-step instructions for responding to our information request using the EICC-GeSI Template. As an ongoing part of the RCOI, we send monthly follow-up letters to each Covered Supplier who has failed to respond to our prior requests.
Using a risk-based approach, we evaluated responses received from each Covered Supplier that responded to our request for information for plausibility, consistency, and gaps both in terms of which components or parts were stated to contain or not contain conflict minerals, as well as the origin of those conflict minerals. In addition, we performed certain validation procedures with respect to responses we received where we deemed it necessary to confirm the accuracy and completeness of the information contained therein. Responses received from Covered Suppliers that appeared complete and accurate following our review and validation processes (each such response, a "Complete Response," and collectively, the "Complete Responses") were then processed for inclusion in our conflict minerals database and our own EICC-GeSI Template, which was provided to our customers upon request. In addition, if during our review or validation procedures, any of the information contained in a response from a

Covered Supplier gave us reason to believe such information was inaccurate or incomplete (each such response, an "Incomplete Response," and collectively, the "Incomplete Responses"), we initiated further communication with such Covered Supplier in an effort to resolve such inaccurate or incomplete information.
In addition to the foregoing procedures, in an effort to improve the effectiveness of the RCOI, we also performed a risk management analysis with respect to the Covered Suppliers in order to identify those suppliers and/or manufacturers who represented a higher degree of risk from a supply chain standpoint ("High-Risk Suppliers"). The primary factors that we used to perform our risk management analysis included:

•	total amount paid to such Covered Supplier during the Reporting Period;

•	total number of components or parts supplied by such Covered Supplier;

•	whether or not such Covered Supplier was our sole source for one or more components or parts;

•	whether or not such Covered Supplier was an SEC reporting company;

•	the relative maturity of the Covered Supplier's business and management structure; and

•	the geographic location of such Covered Supplier.
We made additional efforts to engage the High-Risk Suppliers, including direct telephone and/or e-mail communication, in an effort to increase the timeliness and value of their responses to our information requests.
For the Reporting Period, we received completed EICC-GeSI Templates from 319, or approximately 60%, of the Covered Suppliers, who collectively supplied approximately 80% of the total components and parts that contain Subject Minerals. Of the 319 responses received, 242, representing approximately 45% of the Covered Suppliers, were Complete Responses that were capable of being processed. The Covered Suppliers who provided Complete Responses accounted for approximately 52% of the total components and parts containing Subject Minerals. The remaining 77 responses received were Incomplete Responses. We continue to engage with the Covered Suppliers who provided Incomplete Responses in an effort to resolve the inaccuracy or incomplete information. Certain of the completed EICC-GeSI Templates that we received from Covered Suppliers provided information concerning the facility at which the Subject Minerals were processed.
Based on the RCOI conducted, we are unable to exclude the possibility that some of the Subject Minerals did originate, or may have originated, in the Covered Countries and are not from recycled or scrap sources. Based on this result, we conducted due diligence activities as detailed in this Report.
Due Diligence
The Company’s due diligence process is based on the OECD Guidelines. Due diligence measures undertaken by the Company during the Reporting Period included the following:

1.	Establish Company Management Systems
Conflict Minerals Team
In April 2013, we formed a cross-functional working group to oversee and drive our conflict minerals compliance program (the "Conflict Minerals Team"). The Conflict Minerals Team meets regularly to share information concerning our conflict minerals program and processes and to take actions to implement the various aspects of our conflict minerals program. The Conflict Minerals Team is responsible for, among other things:

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identifying and maintaining an up-to-date list of all components or parts that are incorporated into our existing and newly introduced products, in each case, that contain or may contain conflict minerals;

•	maintaining a list of our suppliers and manufacturers whose components or parts that contain, or may contain, conflict minerals are incorporated into our products;

•	communicating to our suppliers and manufacturers our expectations concerning our procurement of any components or parts that contain, or may contain, conflict minerals;

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collecting from our suppliers and manufacturers information, including EICC-GeSI Templates, regarding the presence and sourcing of conflict minerals in the components or parts supplied to us for incorporation into our products;

•	communicating the due diligence efforts to customers and applicable employees;

•	incorporating new procedures into our procurement process;

•	documenting the conflict minerals compliance process for future audit; and

•	updating senior management concerning our due diligence efforts and results.
Conflict Minerals Policy
In addition to the responsibilities noted under "—Conflict Minerals Team" above, the Conflict Minerals Team prepared and presented for adoption by our senior management the Company's current conflict minerals policy (“Conflict Minerals Policy”), which is available at http://www.verint.com/about/corporate-responsibility/index.html. The Conflict Minerals Policy affirms that we are committed to sourcing components and materials from suppliers that share our values regarding respect for human rights, integrity, and environmental responsibility and that comply with all applicable legal standards and requirements.
Establish a System of Controls and Transparency Over the Mineral Supply Chain
As discussed in greater detail under "—RCOI" above, we do not purchase conflict minerals directly from mines, smelters or refiners. There are many third parties in the supply chain between us and the original sources of any conflict minerals contained in our products. As a result, we rely on our direct suppliers and manufacturers to provide information regarding the origin of any conflict minerals contained in the components or parts that they provide to us for incorporation into our products. However, improving supply chain transparency is an ongoing process and we endeavor to continue to improve the transparency of our supply chain through continued engagement with our suppliers and manufacturers.
Internal Measures Taken to Strengthen Company Engagement with Suppliers
We have undertaken the task of increasing our supply chain transparency and identifying risks within our supply chain. We are committed to conducting business in a socially responsible manner and we are determined to partner with suppliers who are similarly committed. In December 2013, we:

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amended the terms of our procurement agreements to require that all products and other materials provided to us under such agreements must be free of conflict minerals originating from mines located in the Covered Countries that are controlled by armed groups and to require the delivery of certain information pertaining to any products manufactured or contracted to be manufactured that contain conflict minerals, including the identity of the facilities that processed such conflict minerals, the country of origin of such conflict minerals and a description of the measures taken to exercise due diligence on the source and chain of custody of such conflict minerals; and

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amended our policies applicable to all of our suppliers and manufacturers to require such suppliers and manufacturers to, among other things, provide certain information concerning the products they supply to us, including a completed EICC-GeSI Template as well as a product and smelter lists and a due diligence statement.

2.	Identify and Assess Risk in the Supply Chain
As described under "—RCOI" and "—Due Diligence—Internal Measures Taken to Strengthen Company Engagement with Suppliers" above, we are taking steps to identify and assess the risks in our supply chain.

3.	Design and Implement a Strategy to Respond to Identified Risks
In situations where a Covered Supplier has disclosed the existence or potential existence of conflict minerals that were (a) sourced from the Covered Countries, and (b) processed by uncertified smelters, in one or more components or parts that they sell to us for incorporation into our products, we have employed a practice of further engagement with such Covered Supplier in an effort to better understand their own procurement practices as well as how they intend to respond to this identified risk. With this information, we are then better positioned to evaluate the circumstances affecting such Covered Supplier and formulate our own action plan with respect to continued sourcing from such Covered Supplier.

4.	Carry Out Independent Third-Party Audit of Smelter/Refiner's Due Diligence Practices
Where possible, we have relied on third-party assurances and certifications. For example, we accept as reliable any smelter that is a member of the EICC-GeSI Conflict Free Smelter program. To the extent that other audited supplier certifications are provided to us, we may consider reliance on a case-by-case basis.

5.	Report Annually on Supply Chain Due Diligence
This Report is publicly available at http://www.verint.com/about/corporate-responsibility/index.html and meets the OECD recommendation to report annually on supply chain due diligence.

B.	Diligence Results
We may at times manufacture or contract to manufacture products that may contain conflict minerals. Despite receiving responses from Covered Suppliers listing smelter or refiner names in their supply chain, the Covered Suppliers were unable to accurately report which specific smelters were part of the supply chain for the components or parts containing the Subject Minerals that were supplied to us during the Reporting Period. Therefore, we are not able to disclose the facilities that processed the Subject Minerals. In addition, based on the information obtained through the RCOI and due diligence process described above, we do not have sufficient information to determine the country of origin of the Subject Minerals. Finally, our efforts to determine the mine of origin for the Subject Minerals with the greatest possible specificity consisted of the RCOI and due diligence measures described in this Report.

C.	Additional Due Diligence and Risk Mitigation.
We expect to continue to improve our supply chain due diligence efforts. Such measures may include, but are not limited to:

•	assessing the presence of conflict minerals in our supply chain;

•	clearly communicating our expectations with regard to transparency of supplier sourcing of conflict minerals;

•	working with our suppliers and manufacturers to increase the response rate for our RCOI process;

•	continuing to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC-GeSI Conflict Free Smelter program; and

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contacting smelters identified as a result of the RCOI process and request their participation in obtaining a "conflict free" designation from an industry program such as the EICC-GeSI Conflict Free Smelter program.